

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2015

Via E-mail
Paul Milan
VP and General Counsel
Northland Communications
101 Stewart Street, Suite 700
Seattle WA 98101

> **Re: Northland Cable Properties Eight Limited Partnership**
> **Schedule 13E-3**
> **Filed November 5, 2015 by Northland Cable Properties Eight Limited**
> **Partnership, Northland Communications Corporation, Northland Cable**
> **Television, Inc., Northland Cable Properties, Inc., Gary S. Jones, and**
> **Richard I. Clark**
> **File No. 005-83179**
>
> **Preliminary Proxy Statement**
> **Filed November 5, 2015**
> **File No. 000-18307**

Dear Mr. Milan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

1. Please revise the fee information provided on the cover page of Schedule 13E-3 to reflect the actual filing fee paid.

2. Please revise your filing to explain why your asset purchase agreement has not yet been signed and executed. Please also discuss any risks for limited partners making it clear earlier in the disclosure document that there is actually no current, signed asset purchase agreement.

3. We note the disclosure on page 8 of the proxy statement that "the operating assets of NCP-Eight will be sold to Northland Communications Corporation or one or more of its affiliates." Note that if such an assignment occurs, the party or parties to whom such right is assigned would likely need to be included as filing persons on the Schedule 13E-3 and must satisfy all of the disclosure, dissemination and timing requirements of that Schedule and Rule 13e-3. Please confirm your understanding in your response letter.

4. We note that Mr. Whetzell is chairman of the board of directors of both Northland Communications Corporation, the Buyer in this transaction and Northland Telecommunications Corporation, the parent company of Buyer. We also note disclosure that Messrs. Jones and Clark consulted with Mr. Whetzell to determine that the general partner would be willing to purchase NCP-Eight's assets. Please add Mr. Whetzell as a filing person on the Schedule 13E-3 or explain why he should not be so included. For guidance, refer to the Division of Corporation Finance's Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

5. Please revise your filing to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for Mr. Whetzell if he is added as a filing person in response to the preceding comment.

6. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

7. Please file as an exhibit to the Schedule 13E-3 any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction as required under Item 1015 and Item 1016(c) of Regulation M-A. For example, we note the results of the third party bid solicitation by RBC are included as a material factor underlying the general partner's beliefs as to the fairness of the transaction. As such, related reports, opinions and board books prepared by RBC should be filed under Item 1015.

Introduction

8. We note your disclaimers in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete these disclaimers as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person's Schedule 13E-3.

9. Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Preliminary Proxy Statement on Schedule 14A

10. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

11. Please revise the last paragraph of page 2 to use bold text for the statement indicating that "[t]he proposal found in this proxy statement have not been approved or disapproved by the Securities and Exchange Commission…"

12. Please unbundle your proposal relating to the asset sale from the proposal that limited partners approve the waiver of the requirement to have an independent appraisal procedures required by the partnership agreement. See Rule 14a-4(a)(3).

13. Where you describe the financing of the transaction and that 45% of which shall be financed by NCP-Eight under the terms of an unsecured promissory note in the amount of $1,350,000, please also discuss the financing of the remaining 55% of the purchase price and the likely source of these funds.

14. Please update your financial statements and projected cash distributions throughout the filing to reflect information as of a more recent practicable date. In this respect, we note that you have filed a Form 10-Q for the quarterly period ended September 30, 2015.

15. Please identify the units of limited partnership interest held by the Buyer and its affiliates.

16. We note your disclosure that limited partners are not entitled to dissenters' or appraisal rights under Washington law or the NCP-Eight partnership agreement with respect to the approval and consummation of the sales transaction. Please revise this statement in light of the existence of the independent appraisal procedures required under the NCP-Eight partnership agreement.

Summary Term Sheet, page 1

17. Please revise your discussion of the seller note to disclose that Buyer's principal source of income to repay the seller note will be the net profits generated by the assets purchased from the limited partnership, a sale of the assets to a third-party or a refinancing of the acquisition. Please refer to Item 1007 of Regulation MA.

18. Please also note that Buyer's payment of the remaining 55% of the purchase price derived from third-party bank borrowings subject to Buyer obtaining third-party borrowings suitable to Buyer, as determined in Buyer's sole discretion. Please confirm the status of the Buyer's search for financing including whether or not Buyer has obtained a letter of commitment with respect to any third-party bank borrowings.

19. You appear to have a sub-heading on page 7 captioned "The General Partner Recommends Approving the Proposed the Sales Transaction (See page 16)" but no disclosure beneath it. Please advise.

20. Please revise the sub-section captioned "Fairness of the Proposed Sales Transaction" to disclose the fairness determination made by each filing person.

Summary Historical Financial Information, page 9

21. With a view toward revised disclosure, please tell us why the ratio of earnings to fixed charges is not applicable.

The Special Meeting, page 10

22. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

23. Please reconcile the disclosure under "Quorum" that the transaction must be approved by a majority of the outstanding units with disclosure elsewhere that the transaction must be approved by a majority of unaffiliated units.

Special Factors, page 12

24. Please disclose the number of units sold in each transaction listed on page 13. If the information is not available, please state so.

Chronology of Events Leading Up to the Proposed Sales Transaction, page 14

25. Please provide us with copies of any reports, opinions or appraisals provided by RBC Capital Markets in conjunction with marketing of the NCP-Eight assets. In particular,

Item 1015 of Regulation M-A requires you to describe any "report, opinion or appraisal" obtained from any third party that is materially related to a going-private transaction but is not limited to reports related to the fairness of the consideration to be received by security holders in the transaction, nor is it limited in scope to reports obtained with the specific transaction being effected in mind. In this respect, we note that the results of the third party bid solicitation by RBC are included as a material factor underlying the general partner's beliefs as to the fairness of the transaction.

26. Please revise your disclosure in the last sentence on page 14 to describe why the offer was deemed inadequate.

27. Please clarify your disclosure on page 15 regarding the limited partners' "numerous" requests for liquidity. Clarify your use of the term "numerous." In addition, clarify whether the "numerous" requests for liquidity were from affiliated limited partners, unaffiliated limited partners, or both.

28. Revise this section to describe the negotiations with the acquiring parties.

Reasons for the Proposed Transactions, page 15

29. Please revise the first bullet point on page 15 to explain how the filing persons considered the company's business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company's industry, industry trends and economic and market conditions. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons' analysis? Please also apply this comment to the second and third bullet points.

30. Quantify the cost of ongoing public reporting and securities law compliance.

Alternatives to the Proposed Sales Transaction, page 17

31. We note the disclosure with respect to NCP-Eight's consideration of a sale of only a portion of the assets and that the general partner has been unable to find a buyer that would consider purchasing only some of the assets of NCP-Eight. Please reconcile this statement with your prior disclosure that an interested party previously submitted a bid for the Aliceville system only.

32. We note your disclosure with respect to NCP-Eight's consideration of new borrowings by NCP-Eight aimed at generating proceeds to make distributions to the limited partners. Please revise your disclosure to indicate the basis for the general partner's conclusion that lenders will not currently support such transactions.

33. Please revise your disclosure to identify the percentage of available units that received purchase offers on the secondary market and the time frame over which such purchases occurred.

Fairness of the Proposed Sales Transaction, page 18

34. Revise this section to ensure that each filing person makes the required disclosure.

35. With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

36. Where you provide the opinion of each filing person as to the fairness or unfairness of the transaction to unaffiliated security holders, please address each component of the funding of the transaction including the cash to be provided by the Buyer through third party bank borrowings satisfactory to Buyer in its sole discretion and the funding of the transaction through the Seller Note payable in 18 months.

37. Item 8(d) of Schedule 13E-3 requires that the filing person state whether a majority of directors who are not employees of the issuer have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of such transaction

38. We note your disclosure that an interested party submitted a bid for the Aliceville system only, which the general partner determined, in its opinion, to be inadequate. Please provide a description of the factors considered in reaching this determination.

39. State whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. Refer to Item 1014(d) of Regulation M-A.

The General Partner's Belief as to Fairness, page 18

40. Please revise this section to clarify whose fairness determination is disclosed.

41. We note your disclosure under the caption "Unsolicited Offers…" Please revise to explain how any filing person is able to make a fairness determination given that the forecasted distributions are solely estimates. Would this factor in the fairness determination be affected if the forecast is inaccurate? On a related note, disclose in an appropriate location of your proxy statement the recourse, if any, that unitholders have in the event that your forecasted distributions prove to be inaccurate.

42. We note your disclosure under the caption "Net Book Value, Liquidation Value and Going Concern Value" that "each of those parties has concluded that the amount to be received by NCP-Eight upon the sale of the entirety of NCP-Eight." We are unable to find a basis for such "conclusion" in your disclosure. Please advise or revise.

43. We note your disclosure that "To the extent the general partner has been able to quantify the liquidation value of…" Did any filing person conduct a liquidation analysis? If so, disclose it; if not, tell us, with a view toward revised disclosure, how any filing person can make any judgment about the company's liquidation value.

44. With respect to the same paragraph, please revise the last sentence to disclose the conclusion reached by the general partner as to the company's going concern value "based on current operations and performance."

Discounted Cash Flow Analysis, page 20

45. Please disclose the estimates of future expected cash flows, available debt financing, and overall costs of capital used to determine derive total enterprise value for purposes of your discounted cash flow analysis. Also, show the analysis.

46. Please identify any assumptions with respect to any estimates relied upon to conduct the analysis discussed in this section.

47. Please specify how Messrs. Jones and Clark determined that discount rates ranging from 13% to 14% were appropriate to reflect the overall risk and cost of debt associated with the company's operations and projected financial performance.

48. Please further describe the "constant growth model" used to calculate a terminal value and the basis for relying on a range of perpetuity growth rates from 1% to 2%.

Summary Analysis, page 20

49. It does not appear that the analyses presented support your fairness determination. Please advise.

Specific Terms of the Proposed Sales Transaction

Buyer's Sources of Funds, page 39

50. We note your disclosure that Buyer's source of cash at closing will be from third-party bank borrowings and that closing of the purchase is subject to Buyer obtaining third-party borrowings suitable to Buyer, as determined in Buyer's sole discretion. Please revise your disclosure to further describe the terms of third-party bank borrowings that would be suitable to the Buyer. See Item 1007 of Regulation M-A.

51. Describe the status of the Buyer's search for financing, and the expected terms. Note whether there are any parameters (and if so, describe them) on the terms of such financing. In addition, since the Buyer is a private entity for which little information is publicly available, provide all material information such that limited partners can assess the likelihood that it will be able to obtain adequate financing on satisfactory terms.

52. With respect to the immediately preceding comment, the risk factors disclosure should be revised to discuss in detail the risks associated with the Buyer's lack of current financing.

Timing of Closing, page 39

53. Define the terms Purchase Price Ceiling and Purchase Price Floor. These terms are not be used anywhere else in your proxy statement.

54. Disclose the "encumbrances" referenced on page 39 instead of referring unitholders to find this in the purchase agreement.

Waiver of Appraisal Procedures, page 40

55. Please discuss the factors considered in determining that the waiver of appraisal procedures was fair to unaffiliated limited partners. In particular, please discuss how the costs of appraisal to be borne solely by the Buyer outweigh the benefits to the limited partners of obtaining an independent appraisal.

Dissolution and Liquidation Consequences of the Sales Transaction, page 43

56. Reconcile your estimates of the liquidation distributions appearing on page 43 and those appearing on page 46.

Financial Statements, page 70

57. Please disclose the book value and ratio of earnings to fixed charges required under Item 1010 of Regulation M-A.

Exhibit A Proxy Card

58. We note your disclosure that approval of the sales transaction constitutes a one-time waiver by the limited partners of the application of the appraisal process to the sales transaction. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." As such, please amend your proxy card to provide the limited partners with the ability to separately vote on the application of the appraisal process to the sales transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Duchovny, Special Counsel, at (202) 551-3639 or me at (202) 551-3203 with any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Sandra Toba
       Rick McElwee
       Northland Communications